Exhibit 99.1

Contact Information

Ida Yu

Investor Relations Manager

Tel: 86 (21) 6195 9561

Email: ir@htinns.com

http://ir.htinns.com

China Lodging Group, Limited Announces Preliminary Hotel Operating Results for Third Quarter of 2012

Shanghai, China, October 11, 2012 – China Lodging Group, Limited (NASDAQ: HTHT) (“China Lodging Group” or the “Company”), a leading and fast-growing limited service hotel chain operator in China, today announced preliminary hotel operating results for the third quarter of 2012.

In the third quarter of 2012, the Company added 27 leased (“leased-and-operated”) hotels and 81 manachised (“franchised-and-managed”) hotels. As of September 30, 2012, the Company had 415 leased hotels, 446 manachised hotels, and 77 franchised Starway hotels in operation. In the third quarter of 2012, excluding franchised Starway hotels, the blended RevPAR came in at RMB178, representing a year-over-year increase of 1%. For the hotels in operation for at least 18 months, excluding franchised Starway hotels, the RevPAR was RMB195, representing a 5% same-hotel RevPAR increase year-over-year, with a 3% increase in ADR and a 2% increase in occupancy.

Mr Qi Ji, founder, executive Chairman and Chief Executive Officer of the Company, commented, “we are glad to have delivered another solid quarter, with strong same-hotel RevPAR increase and hotel network expansion well on track. We will continue to expand our network and brand portfolio to meet the fast-growing and diversified travel demand in China.”

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing limited service hotel chain operator in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under four brands, namely, Seasons Hotel, Starway Hotel, HanTing Express Hotel, and Hi Inn. For more information, please visit the Company’s website: http://ir.htinns.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

China Lodging Group, Limited

Operating Data

	As of
	September 30,	June 30,	September 30,
	2011	2012	2012
Total hotels in operation:	580	863	938
Leased hotels	314	388	415
Manachised hotels	266	365	446
Franchised hotels*	—	110	77
Total hotel rooms in operation	65,524	95,573	103,322
Leased hotels	37,229	46,083	48,857
Manachised hotels	28,295	38,045	46,296
Franchised hotels*	—	11,445	8,169
Number of cities	92	131	149

*	refers to franchised Starway hotels

	For the quarter ended
	September 30,	June 30,	September 30,
	2011	2012	2012
Occupancy rate (as a percentage)
Leased hotels	95%	97%	97%
Manachised hotels	99%	98%	98%
Blended	97%	97%	97%
Average daily room rate (in RMB)
Leased hotels	187	187	188
Manachised hotels	178	175	177
Blended	183	181	183
RevPAR (in RMB)
Leased hotels	178	181	183
Manachised hotels	175	171	173
Blended	177	176	178

Like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	September 30,
	2011	2012
Total	464	464
Leased hotels	257	257
Manachised hotels	207	207
Total	54,175	54,175
Leased hotels	32,056	32,056
Manachised hotels	22,119	22,119
Occupancy rate (as a percentage)	100%	102%
Average daily rate (in RMB)	186	192
RevPAR (in RMB)	186	195

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